Exhibit 99.1

EUDA Signs Letter of Intent to Potentially Acquire GO POSB

SINGAPORE, Sept. 10, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that its wholly-owned subsidiary, EUDA Health Pte. Ltd. (“EUDA Health”), has signed a Letter of Intent (the “LOI”) to potentially acquire GO POSB Organoids Pte Ltd (“GO POSB”), a biotechnology company formed in Singapore.

GO POSB has developed a proprietary induced pluripotent stem cell (iPSC) platform that reprograms human blood cells into clinical-grade, therapeutics-ready stem cells. These iPSCs can differentiate into nearly any cell type in the human body, unlocking applications in drug discovery, disease modelling, regenerative medicine, and future cell-based therapies. Importantly, iPSCs provide pluripotency without the ethical concerns linked to embryonic stem cells, making them one of the most promising frontiers in biotechnology.

Strategic Expansion into iPSC Solutions

Under the LOI, EUDA and GO POSB are exploring the establishment of a state-of-the-art iPSC laboratory and cultivation facility in Shenzhen, China. The facility would serve as a hub to store, expand, and distribute iPSC solutions to hospitals, clinics, and research centers across China, subject to regulatory approvals. EUDA will provide funding for the build-out while the two companies collaborate with Singapore’s Agency for Science, Technology and Research (A*STAR) to advance iPSC research, conduct clinical trials, and accelerate regulatory pathways for therapeutic applications.

The collaboration will position EUDA to supply B2B iPSC solutions to the downstream healthcare ecosystem, including hospitals, regenerative clinics, and biotech developers. Beyond core therapeutic applications, the platform also opens future opportunities for off-the-shelf iPSC-derived product lines tailored for Asia’s wellness and aesthetics markets, such as iPSC-based hair rejuvenation and facial treatments. These initiatives are designed to directly complement EUDA’s growing portfolio of stem cell treatments and supplements, reinforcing the Company’s integrated approach to longevity and regenerative health.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia, and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions).These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA and Go POSB, as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Christensen Advisory

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com